SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

November 8, 2020

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces receiving lawsuits and motions for the recognition of these lawsuits as class actions

PARTNER COMMUNICATIONS ANNOUNCES RECEIVING
LAWSUITS AND MOTIONS FOR THE RECOGNITION OF
THESE LAWSUITS AS CLASS ACTIONS

ROSH HA'AYIN, Israel, November 8, 2020 - Partner Communications Company Ltd. ("Partner" or the "Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that the Company received 2 lawsuits and a motion for the recognition of these lawsuits as class actions (the "Motions"), filed against Partner and its subsidiaries (together the "Respondents") in the Tel Aviv-Jaffa District Court on November 2, 2020.

In the motions it was allegedly claimed that the Respondents charged the customers a fee for an internet access service provider service (the "Service") after they began receiving this service from another company and that the Respondents did not provide the Service in return for the payment.

The total amount claimed in each of the Motions was not stated by the applicants, but was estimated by the applicants in each of the Motions to be at least tens of millions of NIS.
Requests for recognition of lawsuits as class actions on similar grounds have been recently filed against other telecommunication companies.

Partner is reviewing the Motions and is unable at this preliminary stage, to evaluate, with any degree of certainty, the probability of success of the lawsuits or the range of potential exposure, if any.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony, internet and television services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).
For more information about Partner see:
http://www.partner.co.il/en/Investors-Relations/lobby/

Contacts:
Mr. Tamir Amar Chief Financial Officer Tel: +972-54-781-4951

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Tamir Amar
Name: Tamir Amar
Title: Chief Financial Officer

Dated: November 8,  2020